December 29, 2005



Mr. Carlos E. Galvez Pinillos
Chief Financial Officer
Buenaventura Mining Company Inc.
Carlos Villaran 790
Santa Catalina, Lima 13, Peru


	Re:	Buenaventura Mining Company Inc.
		Form 20-F for Fiscal Year Ended December 31, 2004
      Filed May 27, 2005
		File No. 001-14370


Dear Mr. Galvez Pinillos:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.










Form 20-F for the Fiscal Year Ended December 31, 2004

General

1. Please number all your pages in future filings.

Key Information

Risk Factors

Replacement of Reserves

2. We note your disclosure that to maintain your production levels, you must replace depleted reserves by exploiting known ore bodies or locating new deposits. Please expand your discussion in your Operating and Financial Review and Prospects disclosure to include an analysis of your reserve replacement measures and their effects on your production levels.

Report of Independent Registered Public Accounting Firm, page F-1

3. We see that your accountant`s report was signed by Victor Burga, while your Index to the Financial Statements indicates that the report was issued by Ernst & Young. Please confirm whether Victor Burga is the signatory for Ernst & Young, and send us a copy of their signed audit report that includes their firm name on it.

In future filings, in order to ensure transparent disclosure of a firm`s identity and registration status, please have your accountant make clear on the face of their audit report the name of their firm that is issuing the audit report. Refer to the March 9, 2004, AICPA
International Practices Task Force Minutes that are available on the
AICPA`s website at www.aicpa.org.

Notes to the Consolidated Financial Statements, page F-7

Note 34 - Disclosure about Information by Segments

4. In your disclosure pursuant to IAS 14, you concluded that your only reportable segment is mining. Since you report under Item 18 of
Form 20-F, explain to us in detail how you determined that your segment reporting is consistent under U.S. GAAP, considering the requirements of SFAS 131. Without limitation, address each of the criteria identified in paragraphs 10 through 15 of SFAS 131 in your response.

Provide a detailed listing of all of your segments and indicate which segments you have aggregated under the criteria set forth in paragraph 17 of SFAS 131. For the segments that you have aggregated, provide detailed information to justify that these segments have similar economic characteristics and that the segments are similar in each of the following areas:

?	The nature of the products and services;
?	The nature of the production processes;
?	The type or class of customer for their products and
services;
?	The methods used to distribute their products or provide
their
services; and
?	If applicable, the nature of the regulatory environment.

Provide calculations that support the non-reporting of any segments that you have concluded do not meet the quantitative thresholds of paragraph 18 of SFAS 131.

Also, refer to EITF 04-4 in your segment analysis.

Report of the Independent Registered Public Accounting Firm, page
F-
67

5. We note that your accountant`s report for your significant unconsolidated subsidiary, Minera Yanacocha S.R.L., was signed by Luis W. Montero (partner), without identification of the associated audit firm. Tell us the audit firm and send us a copy of the signed audit report that includes the firm name on it. In addition, please have your accountant indicate the city and country in which their report was issued.

Engineering Comments

General

6. The word "development" has a very specific meaning under SEC`s Industry Guide 7(a)(4), (see
http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7)
..
It references the "development stage" when companies are engaged in preparing reserves for production. For projects that do not have any
"reserves," as defined by Guide 7, please remove the terms "develop," or "development," and replace them, as needed, with the terms "explore" or "exploration." This includes the using of the terms in the Financial Statement headnotes and footnotes, see Instruction 1 to paragraph (a), Industry Guide 7.

7. Insert a small-scale map showing the location of your mines and exploration properties, as required by Instruction 3(B) of Rule 102 of Regulation S-K. Note that the SEC`s EDGAR program now accepts digital maps; so please include these in any future amendments that are filed on EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need addition assistance, please call Filer Support at 202-551-8900.

8. At various locations in your disclosure, you use the terms "measured," "indicated," and "inferred" "mineral resource," "mineral resource base," "drill indicated," and "geological resources" in reference to quantity estimates. Industry Guide 7 does not recognize or allow for the use of any of these approaches to disclosure in SEC documents. However, the staff has traditionally allowed registrants to disclose quantity estimates for "non-reserve mineralized material," or a "mineral deposit," by which we mean mineralization that has been sufficiently sampled at close enough intervals to reasonably assume continuity between samples within the area of influence of the samples. Such a deposit does not qualify as a reserve, until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors conclude legal and economic feasibility.

Generally, mineralized material should be reported as "in place" grade and tonnage. Estimates of contained metal or total ounces in mineralized material should not be reported, as these can be confused
with reserves.  Note that "mineralized material" does not include:
1)
material reported as reserves, and 2) volumes and grades estimated by using geologic inference, which are sometimes classed as "inferred" or "possible" by some evaluators.

a. Remove the terms "measured," "indicated," inferred" "mineral resource," "mineral resource base," "drill indicated," "geological resources" and associated estimates.
b. If the quantities associated with the above terms meet the requirements of mineralized material, disclose the estimates as "mineralized material."
c. Please do not disclose estimates based on geologic inference, such as "inferred" or "possible" resources.

Business Overview

9. In various locations in this section, you disclose that you "wholly own" projects, or "control" hectares of mineralized ground.
For each of your exploration projects or mines, clarify who owns the mineral concession or provisional permits and, where appropriate, if you own the surface rights. If you do not own the concession or provisional permit, disclose your obligations for use of concessions or permits for your material exploration areas.

10. In the "Joint Venture Explorations" section, you disclose proven reserves of 18.8 million tons for your La Zanja project. Provide us with an explanation of the basis for these reserves.

Yanacocha

11. Proven and probable reserves are disclosed for the Mines Conga deposit. Forward to our engineer as supplemental information, and not as part of the Form 20-F filing, information that establishes the legal, technical and economic feasibility of the materials designated as reserves, as required by Section C of SEC`s Industry Guide 7.

This includes:

* Property and geologic maps,
* Description of your sampling and assaying procedures,
* Drill-hole maps showing drill intercepts,
* Representative geologic cross-sections and drill logs,
* Description and examples of your cut-off calculation procedures,
* Cutoffs used for each category of reserve and resource,
* Justifications for the drill hole spacings used at various classification levels,
* A detailed description of your procedures for estimating
"reserves,"
* Copies of pertinent engineering and geological reports, and feasibility studies or mine plans (including cashflow analyses),
* A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

Provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

12. Provide us with a description of the material provisions of your
Yanacocha stability contracts.




The Company`s Property - Reserves

13. Revise your disclosure to indicate that under Industry Guide
7,
all reserve estimates are based on present conditions, but not anticipated conditions. In addition note that mineral reserve estimates must be estimated according to the requirements of SEC`s Industry Guide 7, not Commission Regulation S-X, Rule 4-10.

14. As footnotes or as part of your reserve tables, disclose the following:

* The reserve incorporates losses for mine dilution and mining recovery;
* The metallurgical recovery factor for each mine,
* All prices and currency conversion factors used to estimate your reserves.
* Percent ownership of each mine, and clarify whether quantities disclosed are for the entire mine or your share.

15. The provincial municipality of Celendin has enacted an ordinance similar to that of Cajamarca, which caused the reserves to the Cerro
Quilish to be reclassified as mineralized material. Disclose how this legal issue may impact the reserve estimate for Minas Conga. Explain why the circumstances regarding this deposit are significantly different from Cerro Quilish and why you would expect different results.


Closing Comments

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Lily Dang at (202) 551-3867 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact Roger Baer, Mining Engineer, at (202) 551-3705 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

								Sincerely,



								H. Roger Schwall
								Assistant Director
Mr. Galvez Pinillos
Buenaventura Mining Company, Inc.
December 29, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010